Exhibit 99.1

March 2024 C C o o m m p p a a n n y y P P r r e e s s e e n n t t a a t t i i o o n n

This presentation has been prepared by Xiao - I Corporation (the 'Company") and is intended solely for investors that are institutional accredited investors as defined under the Securities Act of 1933 , as amended, and rules and regulations promulgated thereunder . Any investment or investment activity to which this presentation relates is or will be available only to, and may be engaged in only with such investors . This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase securities of the Company . No such offering or securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act or an exemption therefrom . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . The Company, its management, advisors, representatives and their respective affiliates expressly disclaim any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or from any opinion expressed by the presenters . You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate as to the merit and suitability of an investment in the securities of the Company, including without limitation by obtaining independent legal tax, accounting, financial, credit and other related advice prior to making any such investment . This presentation does not purport to contain all of the information that may be required to evaluate an investment in the securities of the Company and should not be relied upon to form the basis of, nor be relied on in connection with, any commitment or investment decision whatsoever . This presentation is intended to present background information about the Company and is not intended to provide complete disclosure . This presentation includes statements that are forward - looking statements . These forward - looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs . Investors can identify these forward - looking statements by words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "we believe," "we intend," "may," "should," "will," "could" and similar expressions . The Company undertakes no obligation to update or revise publicly any forward - looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U . S . Securities and Exchange Commission . Disclaimer

X I A O - i Company Overview Market Overview Core Competitiveness Business Outlook Financials Appe n dix

Artificial Intelligence ("AI") Development's Golden Decade

xiao-i

Major Core Infrastructure Development Promotes Significant Growth of AI industry[1]

Data

Data is "fuel" for AI

- High precision training
- Big data corpus
- Feeding
- Training
- Mark
- Computing tasks

Computility

Compility is "infrastructure" for AI

- Hardware compitility
- Localization
- Real-time compitility
- Cloud computing
- Intelligent interactions
- Edge computing

Algorithm

Algorithm is an "engine" for AI

- Core technology breakthroughs
- Multi-modal cognitive computing
- Perception+Interaction
- Digital twins
- Virtual reality
- 3D hologram application

✓Data, computing power, and algorithms are three core elements driving the iteration and commercialization of AI technologies

Cognitive Intelligence Determines AI Sophistication

- Visual, auditory, tactile and other perceptual abilities
- Perception of the external world



perception Intelligence
Cognitive Intelligence
Kine-sthetic Intelligence

- Possess concepts
- awareness,and sense for reasoning or making decisions
- Discover deep relationshipsin information
- NLP is a core technology for cognitive intelligence

- Enable machines to have a certain degree of mobility like walking,running, grasping,and throwing
- Possess positioning, planning and control abilities

1: Source: LeadLeo's 2023 China AI Industry Overview Report

Xiao-I’ s 20 Years of Deep-Rooted Commitment to Cognitive Intelligence

xiao-i

2001

Xiao-I Robot was established

Early adopter in 2C market

2004

Phenomenal products – Xiao - I chat robots launched on MSN and Tencent QQ, obtaining over 100 million users

2006

Released the world’s first conversational robots for government affairs

AI application exploration in 2B market

2008

Released intelligent customer service system for China Mobile – the first of its kind in China

2012

Launched WeChat-based intelligent customer service products for banking industry

2014

Expanded business from customer service robots to knowledge management

2015

Bot开放平台 open.xiaoi.com

Cloud-based open system iBot Cloud and iBot OS launched online

Productization and commercialization of AI-based business solutions

2016

Entered smart city industry by establishing multiple intelligent systems for governments

2018-2019

Set Asia-Pacific headquarters in Hong Kong; developed vertical solutions in various industries

Domain-oriented and oversea expansion

2020-2022

Started overall commercial business and sought oversea opportunities with preparations for the next generation of AI innovation and use

March 2023

Listed in NASDAQ under stock ticker “AIXI”; Raised US$39 million from U.S. IPO



June 2023

HUA ZANG

Launched Hua Zang large language model

Strong Recognition: Diverse High-Profile Institutional and Strategic Investors

- Mr. Hui Yuan Founder, Chairman — 25.1%[1]
- Hangzhou Alibaba Venture Capital — 5.3%
- Zhejiang Geely Holding Group — 5.2%
- CCIC Capital — 2.0%
- Other Shareholders — 62.4%

xiao-i

- Conversation Chatbot
- Intelligent Voice
- Computer Vison
- Industry Solutions
- Robotic Process Automation (“RPA”)
- Intelligent Hardware

1: Mr. Hui Yuan holds 79% of the voting power of Xiao-I

X I A O - i Company Overview Market Overview Core Competitiveness Business Outlook Financials Appe n dix

39% 34% 33% 33% 30% 25% 25% 24% 23% 20% 20% 18% 18% 16% 11% 0% 10% 20% 30% 40% 50% RPA Computer vision Natural - language text understanding Virtual agents or conversational… Deep learning Knowledge graphs Recommender systems Digital twins Natural language speech… Physical robotics Reinforcement learning Facial recognition Natural language generation Transfer learning Generative adverserial networks… Risk Product /service d e v elopme n t Market i ng & sales Manufacturing Human res o urc e s 19% 10% 5% 8% 11% All Industries 16% 8% 9% 10% 11% Business, legal and profes s io n al services 15% 4% 3% 4% 14% Consumer g o o d s/retail 17% 31% 7% 8% 1% Fina n cial services 22% 4% 2% 7% 15% Healthcare /pharma 38% 7% 4% 6% 6% High te c h/ t elecom Basic AI Capabilities in 2022 Global Business Activities, by Industry and Function AI Capabilities Among 2022 Global Business Activities Source: McKinsey & Company ͫ Stanford University

0.06 0.02 0.17 0.13 0.18 0.23 0.46 0.11 0.21 0 0.1 0.2 0.3 0.4 0.5 Not using Adoption in 2022 Piloting use cases Limited adoption Expectation in 2025 Widescale adoption AI is critical 6% 3% 14% 10% 25% 22% 46% 21% 8% 43% 5 0% 4 5% 4 0% 3 5% 3 0% 2 5% 2 0% 1 5% 1 0% 5% 0% Expectation in 2025 Adoption in 2022 Not using Piloting use cases Limited adoption Widescale adoption AI is critical 2% 2% 9% 9% 22% 17% 47% 22% 20% 49% Not using Adoption in 2022 Piloting use cases Expectation in 2025 Limited adoption Widescale adoption AI is critical 4% 16% 8% 32% 18% 34% 30% 11% 6% 40% 35% 30% 25% 20% 15% 10% 5% 0% Not using Adoption in 2022 Expectation in 2025 Piloting use cases Limited adoption Widescale adoption AI is critical Product Research & Development 0.42 F i nance Supply Chain & Manufacturing 38% IT Services 60% 50% 40% 30% 20% 10% 0% Source ͹ Insider Intelligence

2000000 1 8 00 0 0 0 1 6 00 0 0 0 1 4 00 0 0 0 1 2 00 0 0 0 1000000 800000 600000 400000 200000 0 2 0 21 2 0 2 2 2 0 23 2 0 24 2 0 25 2 0 26 2 0 27 2 0 28 2 0 2 9 2 0 30 2023 - 2030 Expected Compound Annual Growth Rate (“CAGR”) 36.63% Global AI Market Size & Estimates (2021 - 2030E) (USD in Millions) Source ͹ Next Move Strategy Consulting

X I A O - i Company Overview Market Overview Core Competitiveness Business Outlook Financials Appe n dix

Use Cases Te chnol o gy • 20 years of deep - rooted commitment to cognitive intelligence • Pioneer in independently developed virtual chatbot technology, boasting an industry - leading portfolio of intellectual property rights. • Setting both international and domestic technical standards. • In the Greater China region, we have successfully provided solutions to thousands of clients and developed hundreds of unique application use cases .

Pioneer in AI Technology with Market Recognition

xiao-i

R&D Resource



Beijing
Shanghai
Guiyang
Hong Kong

- 4 R&D centers
- 280+ dedicated engineers
- 50+ external experts
- 10+ university partners
- Joint-lab and tech cooperation with tier-1 universities

Industry Standard Developer

- Led the drafting and establishment of **1 international standard**, 3 national standards, and 1 industry association standard.
- Participated in the drafting and establishment of 1 national standard and 4 industry association standards.

20 YEARS OF DEEP-ROOTED COMMITMENT TO COGNITIVE INTELLIGENCE

IP



~600
Patents Applied

200+
Registered invention patents

100+
AI copyrights

Professional Service Team



R&D
Supporting
Knowledge
Management
Quality Assurance ("QA")

- Professional service teams across China (10 teams in major cities and regions)
- Full support by training, quality checks, and periodic updates

Six Core Technologies with Cognitive Intelligence

xiao-i

Xiao-I Hua Zang LLM

Natural Language Processing (“NLP “)

- Proprietarily leading NLP technology
- Core of cognitive AI

Semantic Interaction

- Knowledge graph
- Semantic library
- Automated knowledge generation and management tools

Affective Computing

- Emotion simulation
- Self-learning
- Emotional interaction

Machine Learning

- Deep learning
- United machine
- learning platform

Voice & Image Processing

- NLP, automated speech recognition (“ASR“), text-to-speech (“TTS“) & visual basic (“VB“)
- Optical character recognition (“OCR“), face recognition & computer vision

Data Analysis & Automation

- Big-data platform and tools
- RPA products

Broad Industry and Sector Coverage via Extensive Product Offerings

xiao-i

Conversation Chatbot

- Intelligent robot customer service
- Intelligent knowledge management
- Integrated hardware and software
- SaaS services

Intelligent Voice

- Voice processing platform
- Voice analysis and interactive voice response ("IVR")
- Outbound system
- Voiceprint recognition

Computer Vision

- i - ASNet defect detection technology for industrial quality reqirements
- Original AI review technology
- Adaptable for cloud and on-promise

xiao-i

Industry Solutions

- Comprehensive AI empowered systems for smart city, telecom, e-commerce, finance, construction and various industries

RPA product

- Using AI technology to improve RPA product and reduce costs for enterprises
- Combine intelligent cognitive technology with various industries

Intelligent Hardware

- Independently developed iBot OS operating system
- Software and hardware integrated intelligent management platform

Application

AI+ Call Center	AI+ Finance	AI+ Urban Public Services	AI+ Construction	AI+ Metaverse	AI+ Manufacturing	AI+ Healthcare

Robust Ecosystem of Partnerships

xiao-i

Leading Bank in China Credit Card Department

Challenges
High customer acquisition, lack of marketing staff, low service quality

Solutions
Conversational robot, automated smart marketing & individualized services

Contact Center Leading Kitchenware Company

Challenges
High cost and low service quality, lack of business knowledge and tools

Solutions
Virtual service assistant, service robot and online customer service systems

Electric Grid Company Knowledge Management System

Challenges
Unstandardized knowledge system, incomplete business process, limited service capability

Solutions
Automated knowledge generation, service robot, multi-model data warehouse

Smart City Government Services

Challenges
Low population density, imperfect social security, lack of professional lawyers

Solutions
Online self-service league service system & 24H smart kiosk of league consulting

Financial Institutions

8 of China's Top 10 Banks; **6 of China's Top 10** Insurance Companies; Global FSI also in the list

Telecom Operators

China's **Top 3 Telecom Operators**

Government Agencies

Smart City Clients: **Multiple Government Agencies**

Other Industries

Diversified Industrial Clients. **Top Players** in E-commerce, Manufacturing, Airlines & Logistics OTA

Outside Mainland China

International Clients outside Mainland China

X I A O - i Company Overview Market Overview Core Competitiveness Business Outlook Financials Appe n dix

Xiao - I’s LLM Hua Zang Chinese Data Reinforcement Leveraging our 20 - year history and three - tiered technical expertise, we've enhanced our proprietary chatbot with a robust Chinese language library. Rapid Commercial Implementation It’s a cognitive LLM that’s controllable, customizable and deliverable. It offers unique capabilities for swift integration into various business scenarios and client systems. Broad Industry Applications Xiao - I's large model serves diverse industries, including smart customer services, construction, smart cities, and beyond. Goal AI operating system. C ore A universal foundational model enhanced for Chinese, synchronized with international markets to empower the global ecosystem. Foundation Self trained foundational model development with strong capabilities, adaptable to diverse business scenarios.

Xiao I’s cognitive LLM capabilities and their significance We‘ve added more engineering capabilities that were based on fine - tuning the LLM’s capabilities. This can directly connect to business systems and combine a large model with commercial applications. Controllable output content that can be quickly delivered to customers’ systems, reflecting our target of being "Controllable, Customizable, Deliverable." Achieving a win - win through both technological enhancements and successful commercial implementation. Controllable Customizable Based on clients' business systems, documents, and demands, we can control output content to meet the requirements of generated content, data security, model algorithm design, and operational standards. We offer diverse application capabilities. Based on clients’ needs, we can customize and tailor to multiple platforms and languages, fulfilling demands for customized business solutions. Deliverable The large model can be applied in various industries, including smart customer services, construction, smart cities, and more.

Hua Zang LLM Applied in Practice: Faster, Lower-Cost, More Effective

xiao-i

Hua Zang LLM Applications: Empowered by MAAS Ecosystem

Faster: Driven by Customer Needs

- Private Deployment / LocalizedData
- Full Coverage of Various Model Sizes
- Simplified Platform Integration
- Enterprise Customization

Lower-Cost: Developed for Commercialization

- Ticket Order
- Office Software
- Financial Data
- Industry Data
- Fresh Food E-Commerce
- Travel Information
- Mobile Payment
- Restaurant Recommendation
- Brand Information
- Language Learning
- Science & Technology
- Automation Tool

More Effective: Customized Vertical Models



HUA ZANG
Education
Office
Construction
Industry
Industry Application
Law ···
Government system
Medical service
Safety

AI+Finance: Exploring Potential Deployment Scenarios1



Revenue Increase
Expense Reduction
Efficiency Enhancement
Customer Acquisition
Wealth management
Quantitative trading
Security analysis
Vertical model
Financial intelligence
Smart financial management
Smart insurance
Smart sales
Intelligent customer service
Process optimization
Robo-advisor
Intelligent investment research
Crime prevention
Risk assessment
Smart claims
Smart marketing
Smart pricing

1 Source: Zheshang Securities 2023 Medium-term Strategy: Wisdom as Wings, Numbers as the Foundation, Zheshang Securities Research Institute

USA June 2023, First US subsidiary in Delaware March of 2024, First MENA subsidiary in Abu Dhabi ME N A Asia - Pacific Established in 2001 ˈ AI pioneer with 20+years experience 2 3 1

X I A O - i Company Overview Market Overview Core Competitiveness Business Outlook Financials Appe n dix

Net Revenues Revenue Mix USD in millions Note ͹ The first half of the fiscal year 2023 ended on June 30, 2023 • Revenue growth in 1H’2023 driven by increased sales of cloud platform products and hardware products. +1 06% Software Products Ha r d w a r e Pr oducts Maintenance & Support Service Cloud Platform Products Technology Development Service • Shifting product mix towards subscription for cloud platform products. 1 H ’ 22 0.1% 10.9% 49.0% 1 1.6% 28.4% 0.1% 2.0% 6.7% 5.4% 85.8% 12.9 26.5 0 . 0 5 . 0 1 0 .0 1 5 .0 2 0 .0 2 5 .0 3 0 .0 1 H '22 1 H '23 1 H ’ 23

Gross Profit & Margin USD in millions • Gross margin expansion mainly due to a shift in product mix towards subscription for cloud platform products from one - time software sales. 9.1 20.5 0 . 0 5 . 0 1 0 . 0 1 5 . 0 2 0 . 0 2 5 . 0 77% 71% 1H'22 1H'23 Note ͹ The first half of the fiscal year 2023 ended on June 30, 2023 1. SG&A ratio represents the proportion of selling, general and administrative expenses in net revenues S G & A a n d It s R a tio 1 USD in millions • SG&A expenses demonstrated improved efficiency with larger business scales. 2.1 2.4 1.7 2.1 3.8 4.5 30% 17% - 10% - 5% 0% 5% 1 5% 1 0% 2 0% 2 5% 3 0% 9 . 0 8 . 0 7 . 0 6 . 0 5 . 0 4 . 0 3 . 0 2 . 0 1 . 0 0 . 0 1 H' 2 2 1 H' 2 3 Selling Expenses G&A Expenses SG&A Ratio +1 + 2 1 4 2% 4%

Cash in Hand Net Income (Excluding R&D Expenses) USD in millions USD in millions • Net income after excluding incremental R&D expenses increased by 155% year - on - year. 1.0 4.7 0 . 5 • Cash and cash equivalents more than quadrupled compared to $1.0 million as of December 31, 2022, primarily due to the proceeds from the IPO. This highlights Xiao - I's capability to utilize the capital market for securing funds for R&D and sustaining competitiveness. 5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.0 As of December 31, 2022 As of June 30, 2023 Note ͹ The first half of the fiscal year 2023 ended on June 30, 2023 4 .3 10 .9 - 3.7 1 H ' 2 2 1 H ' 2 3 - 29.6 Net Income (Excluding R&D Expenses)

W W E E L L C C O O M M E E TO THE N N E E W W A A G G E E

28 Unaudited Consolidated Statements of Operations and Comprehensive Income/(Loss) (in U.S. dollars, except for share and per share data, or otherwise noted) For the six months ended June 30, 2023 2022 535,004 $ 1,397,996 $ Sale of software products 30,175 18,431 Sale of hardware products 1,763,797 6,296,844 Technology development service 1,426,784 1,497,871 M&S service 22,719,659 3,648,339 Sale of cloud platform products 26,475,419 12,859,481 Net revenues (6,005,898) (3,720,705) Cost of revenues 20,469,521 9,138,776 Gross profit Operating expenses: (2,377,409) (2,094,124) Selling expenses (2,070,052) (1,725,928) General and administrative expenses (29,649,703) (3,669,196) Research and development expenses (34,097,164) (7,489,248) Total operating expenses (13,627,643) 1,649,528 Income/(Loss) from operations Other loss: (225,351) (121,618) In v e s t m ent lo ss es (1,570,847) (1,202,391) Interest expense 525,431 44,160 Other income, net (1,270,767) (1,279,849) Total other loss (14,898,410) 369,679 Income/(Loss) before income tax expense (3,871,118) 220,820 Income tax expense (18,769,528) $ 590,499 $ Net income/(loss) (173,782) (2,674) Net loss attributable to non - controlling interests (18,595,746) 593,173 Net income/(loss) attributable to XIAO - I CORPORATION shareholders Other comprehensive income/(loss) 507,422 145,129 Foreign currency translation change, net of nil income taxes 507,422 145,129 Total other comprehensive income/(loss) (18,262,106) $ 735,628 $ Total comprehensive income/(loss)

29 Unaudited Consolidated Balance Sheets (in U.S. dollars, except for share and per share data, or otherwise noted) As of June 30, As of December 31, 2023 2022 Assets Current assets: 4,746,836 $ 1,026,245 $ Cash and cash equivalents 16,025,831 41,362,705 Accounts receivable, net - 346,517 Amounts due from related parties 701,119 768,216 Inventories 1,936,073 2,012,309 Contract costs 1,586,618 1,115,672 Advance to suppliers - 1,330,902 Deferred offering costs 6,656,705 460,854 Prepaid expenses and other current assets, net 31,653,182 48,423,420 Total current assets Non - current assets: 313,953 219,470 Property and equipment, net 557,995 637,114 Intangible assets, net 3,187,416 2,852,492 Long - term investment 969,400 865,399 Right of use assets - 3,888,574 Deferred tax assets, net 3,616,218 3,697,675 Prepaid expenses and other, non - current assets 11,018,714 - Amount due from related parties - non current 19,663,696 12,160,724 Total non - current assets 51,316,878 $ 60,584,144 $ T O T A L A SSETS Commitments and Contingencies

Unaudited Consolidated Balance Sheets

(in U.S. dollars, except for share and per share data, or otherwise noted)

		As of December 31,		As of June 30,
		2022		**2023**
Liabilities				
Current liabilities:				
Short-term borrowings	$	18,784,459	$	16,548,757
Accounts payable		9,180,532		7,222,235
Amount due to related parties-current		896,431		742,714
Deferred revenue		2,553,808		3,444,636
Convertible loans		3,754,269		-
Accrued expenses and other current liabilities		17,006,713		9,214,618
Lease liabilities, current		435,462		458,018
Total current liabilities		**52,611,674**		**37,630,978**
Non-current liabilities:				
Amount due to related parties-non current		8,581,743		7,573,563
Accrued liabilities, non-current		8,073,912		5,194,843
Lease liabilities, non-current		300,974		392,436
Total non-current liabilities		**16,956,629**		**13,160,842**
TOTAL LIABILITIES		**69,568,303**		**50,791,820**
Shareholders' deficit				
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares authorized as of December 31, 2022 and June 30, 2023, respectively; 22,115,592 and 24,015,592 shares issued and outstanding as of December 31,2022 and June 30, 2023, respectively)	$	1,106	$	1,201
Additional paid-in capital		75,621,294		108,762,797
Statutory reserve		237,486		237,486
Accumulated deficit		(78,483,156)		(102,449,177)
Accumulated other comprehensive loss		(3,262,666)		(2,852,695)
XIAO-I CORPORATION shareholders' (deficit)/equity		**(5,885,936)**		**3,699,612**
Non-controlling interests		(3,098,223)		(3,174,554)
Total shareholders' (deficit)/equity		**(8,984,159)**		**525,058**
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT)/EQUITY	$	**60,584,144**	$	**51,316,878**

30